                                              Filed Pursuant to Rule 424(b)(5)
                                                    Registration No. 333-33793


                       YES! ENTERTAINMENT CORPORATION
                       ------------------------------

                       Supplement No. 2 to Prospectus
                           Dated October 29, 1997

                      ---------------------------------

                              8,079,612 Shares
                                COMMON STOCK
                         (Par Value $.001 Per Share)

                      ---------------------------------

   The following information should be read in conjunction with the Prospectus dated October 29, 1997 and supplement thereto dated February 10, 1998 (the "Prospectus") relating to 8,079,612 shares of Common Stock, par value $.001 per share, of YES! ENTERTAINMENT CORPORATION (the "Company") that are being offered by the Selling Stockholders, as identified therein. Capitalized terms used herein are as defined and described in the Prospectus.

   Certain of the 8,079,612 shares of Common Stock of the Company registered for offering pursuant to the Prospectus related to a convertible subordinated debenture in the aggregate principal amount of $1,717,481.83 (the "Debenture") held by Infinity Investors Limited ("Infinity"), a Selling Stockholder. On May 15, 1998, Infinity transferred to Infinity Emerging Opportunities Limited ("Emerging") $100,000 of the Debenture (the "Transfer"). Accordingly, all references in the Prospectus to the Selling Stockholders should be read to include Emerging, the number of "Shares Beneficially Owned Prior to Offering" and "Number of Shares Being Offered" by Emerging should each be 85,498, and the number of "Shares Beneficially Owned Prior to Offering" and "Number of Shares Being Offered" by Infinity should each be reduced to 6,982,855 to adjust for the Transfer.

   The Company's principal executive offices are located at, and requests for the information described in the Prospectus under the caption "Available Information" should be directed to the Company at, 3875 Hopyard Road, Suite 375, Pleasanton, California 94588 (telephone (510) 847-9444).

                      ---------------------------------

                         The Date of this Supplement
                             is August 20, 1998

                                              Filed Pursuant to Rule 424(b)(5)
                                                    Registration No. 333-33793

                       YES! ENTERTAINMENT CORPORATION

                          Supplement to Prospectus
                           Dated October 29, 1997

                             -------------------

                              8,118,112 Shares*
                                COMMON STOCK
                         (Par Value $.001 Per Share)
                              (*Reduced hereby)

                             -------------------

        The following information should be read in conjunction with the Prospectus dated October 29, 1997 (the "Prospectus") relating to 8,118,112 shares of Common Stock, par value $.001 per share of YES! ENTERTAINMENT CORPORATION (the "Company") that are being offered by the Selling Stockholders, as identified therein. Capitalized terms used herein are as defined and described in the Prospectus.

        Of the 8,118,112 shares of Common Stock of the Company initially registered for offering pursuant to the Prospectus, 784,071 shares related to a convertible subordinated debenture in the aggregate principal amount of $190,831.72 (the "Debenture"), 38,061 shares of the Company's Series B Convertible Preferred Stock (the "Preferred Stock") and warrants to purchase 22,500 shares of Common Stock (the "Warrants") held by Fairway Capital Limited ("Fairway"), a Selling Stockholder. As of December 29, 1997, Fairway had converted all but $185,380.96 of the Debenture (the "Remainder Debenture") and 37,230 shares of the Preferred Stock (the "Remainder Preferred Stock"). On December 30, 1997, Fairway transferred to Glacier Capital Limited ("Glacier") the Remainder Debenture, Remainder Preferred Stock, the Warrants and the Remainder Common Stock (the "Transfer"). Accordingly, all references in the Prospectus to Fairway as a Selling Stockholder should be read to refer to Glacier, and the number of "Shares Beneficially Owned Prior to Offering" and "Number of Shares Being Offered" by Glacier should each be reduced to 745,296 to adjust for the number of shares of Common Stock of the Company Fairway sold prior to the Transfer. Due to the foregoing, the total number of shares of Common Stock of the Company that may be offered pursuant to the Prospectus is hereby reduced to 8,079,612.

        The Company's principal executive offices are located at, and requests for the information described in the Prospectus under the caption "Available Information" should be directed to the Company at, 3875 Hopyard Road, Suite 375, Pleasanton, California 94588 (telephone (510) 847-9444).

                             -------------------

                         The date of this Supplement
                            is February 10, 1998

PROSPECTUS
                        YES! ENTERTAINMENT CORPORATION
         8,118,112 shares of Common Stock (par value $.001 per share)

     This Prospectus relates to the offer and sale of up to 8,118,112 shares of Common Stock (the "Common Stock") of YES! Entertainment Corporation, a Delaware corporation ("YES!" or the "Company") which may be sold by the Selling Stockholders identified herein (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of the securities offered hereby. See "Plan of Distribution".

     The Selling Stockholders are identified and certain information with respect to them is provided under the caption "Selling Stockholders" herein. The expenses of the registration of the securities offered hereby, including fees of counsel for the Company, will be paid by the Company. Any underwriting discounts and selling commissions, and fees of legal counsel, for the Selling Stockholders, will be borne by the Selling Stockholders. The filing by the Company of this Prospectus in accordance with the requirements of Form S-3 is not an admission that any person whose shares are included herein is an "affiliate" of the Company.

     The Selling Stockholders have advised the Company that they have not engaged any person as an underwriter or selling agent for any of such shares, but they may in the future elect to do so, and they will be responsible for paying such a person or persons customary compensation for so acting. The Selling Stockholders and any broker executing sell orders on behalf of any Selling Stockholder may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol YESS. On October 28, 1997, the last reported sales price of the Common Stock as reported on the Nasdaq National Market was $3.50 per share.

                        -------------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
          SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

                        -------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        -------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN SECURITIES OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                        -------------------------------

                              OCTOBER 29, 1997

                               TABLE OF CONTENTS

                                                                     Page
                                                                     ----
Incorporation of Certain Documents by Reference........................ i
Prospectus Summary..................................................... 1
The Company............................................................ 1
Risk Factors........................................................... 2
Dividend Policy........................................................ 7
Selling Stockholders................................................... 7
Plan of Distribution................................................... 8
Legal Matters.......................................................... 9
Experts................................................................ 9
Available Information.................................................. 9

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 0-25916) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference: (1) Annual Report on Form 10-K for the year ended December 31, 1996; (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (3) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (4) Proxy Statement for Annual Meeting of Shareholders held on May 20, 1997; (6) Current Report on Form 8-K filed on February 11,
1997; (7) Current Report on Form 8-K filed on March 24, 1997; (8) Current
Report on Form 8-K filed on August 4, 1997; (9) Current Report on Form 8-K filed on September 12, 1997; and (10) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission under the Exchange Act on April 20, 1995, declared effective on June 7, 1995 and amended by the Company's Registration Statement on Form 8-B filed on October 31, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. The Company will provide without charge to each person to whom this Prospectus is delivered, a copy of any and all of such documents which are incorporated herein by reference (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein), upon written request to YES! Entertainment Corporation, 3875 Hopyard Road, Suite 375, Pleasanton, California 94588, to the attention of the Secretary (telephone number (510) 847-9444).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                              PROSPECTUS SUMMARY

     YES! and YAK BAK are registered trademarks and YES! GEAR, MEGA, POWER PENZ, V-LINK, AIR VECTORS, YES! PRE-SCHOOL, YES! GIRL, DISGUSTING DESIGNS, RADICAL AIR WEAPONS (R.A.W.) and YES! EXTREME are trademarks of YES! Entertainment Corporation. MRS. FIELDS is a registered trademark of the Mrs. Fields Development Corporation. BASKIN 31 ROBBINS is a registered trademark of Baskin-Robbins USA, Incorporated.

                                  THE COMPANY

     YES! Entertainment Corporation ("YES!" or the "Company") develops, manufactures and markets toys and other entertainment products, including a variety of interactive products. YES! applies innovative technology available in other industries to design products that are fun for children and build on their natural creativity. Most of YES!'s products target children between the ages of two and twelve, a market of over 45 million in North America according to the Toy Manufacturers Association's 1994/1995 Toy Industry Fact Book.

     YES! was incorporated in California in September 1992 and began operations in November 1992. The Company changed its state of incorporation to Delaware in October 1996.

     The Company generated net revenues of $69.7 million, $55.7 million, $36.4 million and $25.9 million in 1996, 1995, 1994 and 1993, respectively. The Company incurred operating losses from its inception through the quarter ended June 30, 1995, incurred a net loss of approximately $12.6 million in 1996, had an accumulated deficit of approximately $60.8 million at June 30, 1997, and incurred a net loss of approximately $5.5 million (a net loss applicable to Common stockholders of $8.1 million) for the six months ended June 30, 1997.

     The Company's executive offices are located at 3875 Hopyard Road, Suite 375, Pleasanton, California 94588 and its telephone number is (510) 847-9444.

                                 RISK FACTORS

     The securities offered hereby involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider the following risk factors, along with other information referred to herein. No investor should participate in this offering unless such investor can afford the loss of his or her entire investment. Because of the variety and uncertainty of the factors affecting the Company's operating results, past financial performance and historic trends may not be a reliable indicator of future performance. These factors, as well as other factors affecting the Company's operating performance, and the fact that the Company participates in a highly dynamic industry, may result in significant volatility in the Company's common stock price. This prospectus contains or incorporates by reference certain forward-looking statements based on management's expectations at the time such statements were made. These statements are subject to risks and uncertainties, including those enumerated below. Actual results and the timing of certain events may differ materially from those projected in such forward-looking statements due to a number of risk factors, including those set forth below.

     Limited Operating History; Risk to Profitability. The Company has a short operating history, having commenced operations in November 1992 and shipped its first product in July 1993. Future profitability and the Company's ability to obtain future financing on favorable terms is dependent upon the Company's ability to successfully and timely introduce, finance and manufacture its new products, successfully market its existing products and collect trade receivables in a timely manner.

     History of Losses; Accumulated Deficit. The Company incurred operating losses of $21.0, $21.9 and $12.6 million for the years ended December 31, 1993, 1994, and 1996, respectively. For the period from January 1, 1997 through June 30, 1997, the Company had a loss of $5.5 million. At June 30, 1997, the Company had an accumulated deficit of approximately $60.8 million. In 1996 and for the six months ended June 30, 1997, the Company had net cash outflows of $1.4 million and $266,000, respectively. As a result of these losses, the Company has incurred indebtedness to finance its operations. See "Dependence on Restricted Facility." In the event the Company continues to incur operating losses and is unable to obtain additional financing on favorable terms, or at all, in the future, its operating results and financial condition would be materially adversely affected.

     Dependence on 1997 Products; Increase in Fixed Expenses. In 1997, the Company has introduced and expects to commence sales of a number of new product lines in new product categories, such as the Baskin-Robbins(R) Ice Cream Maker, Air Vectors(TM), YES! Extreme(TM) and YES! Pre-School(TM). In addition, the Company also expects to expand its existing product lines in 1997, particularly its YES! Gear, Power Penz(TM) and Mrs. Fields(TM) line of products. Manufacturing of certain of these items in commercial quantities has not commenced or is just commencing. The Company expects that completing the development and the manufacture of its 1997 product lines will place great demands on management and other Company resources. If the Company is not able to complete the development, tooling, manufacture and successful marketing of its 1997 product lines, the Company's operating results and financial condition would be materially adversely affected. In addition, the Company has increased its fixed expenses in anticipation of the introduction of the Company's 1997 product lines. In the event expected sales volumes are not achieved, this increase in fixed expenses could adversely affect the Company's operating results and financial condition.

     Dependence on YES! Gear and Power Penz. The majority of the Company's current product lines are sold under the YES! Gear and Power Penz brands. The YES! Gear brand accounted for 55.0% and 60.7% of the Company's sales in 1995 and 1996, respectively. The Power Penz brand accounted for 3.1% and 22.0% of the Company's sales in 1995 and 1996 respectively. The Company expects the

YES! Gear, and in particular the Yak Bak(R), and the Power Penz product lines to continue to account for a substantial percentage of the Company's business, but there can be no assurance that the Company will be able to sustain Yak Bak and Power Penz sales at 1996 levels or such level as may be necessary to maintain its overall sales and revenues. See Short Product Cycles. In addition, the Company is aware that a number of toy manufacturers have attempted to duplicate the Company's success in this area of product by introducing similar lines of products in 1996 and for 1997. While the Company believes it will compete favorably with these new products on the basis of styling, quality, product depth and promotional support, there can be no assurance that the sale of these competitive products will not impact the sale of the YES! Gear or Power Penz product lines, particularly on the basis of price.

     Just in Time Inventory; Compressed Sales Cycles. Most of the Company's significant customers have adopted inventory management systems to track sales of particular products and rely on reorders being filled rapidly by suppliers, rather than maintaining large on-hand inventories to meet consumer demand.
While these systems reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly and shift a significant portion of inventory risk to the supplier, and may limit the Company's ability to accurately forecast reorders creating potential volatility in the Company's operating results. The limited inventory carried by the Company's customers may also reduce or delay consumer sell-through which in turn could impair the Company's ability to obtain reorders of its product in quantities necessary to permit the Company to achieve planned sales and income growth. In addition, the Company may be required to incur substantial additional expense to fill late reorders in order to ensure the product is available at retail locations prior to the peak holiday buying season; these may include drop-shipment expense and higher advertising allowances which would otherwise be born by the Company's customers. In the event that anticipated reorders do not materialize, the Company's operating results will be adversely affected and the Company may incur increased inventory carrying costs.

     Changes in 1997 Product Line. The Company constantly evaluates the toy markets and its development and manufacturing schedules. As the year progresses, the Company may elect to reduce the number of products it currently plans on shipping in 1997 for a variety of reasons, which include but are not limited to more accurate evaluation of demand, supply and manufacturing difficulties, or competitive considerations. Similarly, the Company may add products to its 1997 line either by accelerating development schedules or strategic acquisitions of current product lines. Reducing or adding products from and to the Company's line may have an impact on the Company's financial performance depending on, among other things, the price points, advertising and promotional support for and development, tooling and manufacturing costs of such products, relative to products they replace or are replaced by, as the case may be, if at all. The Company has made adjustments to its 1997 product line to date and expects to make further adjustments as the year progresses.

     Sales Concentration Risk. The Company's ten largest customers accounted for approximately 85%, 87% and 68% of sales for the years ending December 31, 1996, 1995 and 1994, respectively. For the year ended December 31, 1996, the Company's two largest customers, TRU and Wal-Mart, accounted for 21% and 20% of net sales, respectively. For the year ended December 31, 1995, the same two customers each accounted for approximately 27% of net sales and for the year ended December 31, 1994, TRU and Wal-Mart accounted for 14% and 21% of net sales, respectively. While the Company intends to expand distribution to new accounts, the Company expects to continue to depend on a relatively small number of customers for a significant percentage of its sales. Significant reductions in sales to any one or more of the Company's largest customers would have a material adverse effect on the Company's operating results. Because orders in the toy industry are generally cancelable at any time without penalty, there can be no assurance that present or future customers will not terminate their purchase arrangements with the Company or significantly change, reduce or delay the amount of products ordered from the Company. Any such termination of a significant customer relationship or change, reduction or delay in significant orders could have a material adverse effect on the Company's operating results.

     Price Protection; Stock Balancing; Reliance on Timely Payment. In connection with the introduction of new products, many companies in the toy industry discount prices of existing products, provide for certain advertising allowances and credits or give other sales incentives to their customers, particularly their most significant customers. In addition, in order to address working capital requirements, sales of inventory, changes in marketing trends and other issues, many companies in the toy industry allow retailers to return slow-moving products for credit, or if the manufacturer lowers the prices of its products, to provide price adjustments for inventories on hand at the time the price change occurs. The Company has made such accommodations in the past, and expects to make accommodations such as stock balancing, returns, other allowances or price protection adjustments in 1997. Any significant change in such accommodations by the Company in the future could have a material adverse effect on the Company's operating results. In addition, in the past certain of the Company's retail customers have delayed payment beyond the date such payment is due and have claimed deductions to which, upon investigation, they may not be entitled or which may be overstated. Delays or unanticipated reductions in payments from retail customers in the future could materially impact the Company's anticipated cash flow to the detriment of the Company's business. Delays or reductions in payment have, in the past, increased the Company's reliance on other sources of capital, including bank lines of credit, which has increased the Company's interest expense and, in the case of payment reductions, reduced profitability, or increased loss, by an amount equivalent to such reductions. Delays or reductions in payment in the future would have the same or similar effect.

     Seasonality. Sales of toys traditionally have been highly seasonal, with a majority of retail sales occurring during the December holiday season. Accordingly, the Company expects that its operating results will vary significantly from quarter to quarter, particularly in the third and fourth quarters, when the majority of products are shipped, and the first quarter, when a disproportionate amount of receivables are collected and trade credits are negotiated. In addition, although indications of interest are provided by retailers early in the year for product shipments for the December holiday season, committed orders are not placed until later in the year and, even when placed, such orders generally are cancelable at any time without penalty. Accordingly, the Company generally must enter into tooling, manufacturing, media and advertising commitments prior to having firm orders. As a result, there can be no assurance that the Company can maintain sufficient flexibility with respect to its working capital needs or its ability to manufacture products and obtain supplies of raw materials, tools and components to be able to minimize the adverse effects of an unanticipated shortfall or increase in demand. Failure to accurately predict and respond to consumer demand may cause the Company to produce excess inventory which could materially adversely affect the Company's operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet retail demand, which could adversely impact the Company's relations with its customers.

     Short Product Cycles. Consumer preferences in the toy industry are continuously changing and are difficult to predict. Few products achieve market acceptance, and even when they do achieve commercial success, products typically have short life cycles. There can be no assurance that (i) new products introduced by the Company will achieve any significant degree of market acceptance, (ii) acceptance, if achieved, will be sustained for any significant amount of time, or (iii) such products' life cycles will be sufficient to permit the Company to recover development, manufacturing, marketing and other costs associated therewith. In addition, sales of the Company's existing product lines are expected to decline over time, and may decline faster than expected unless existing products are enhanced or new product lines are introduced. Failure of new or existing product lines to achieve or sustain market acceptance can create excess inventory, reduce average selling prices and/or require that the Company provide retailers with financial incentives, any one or all of which results would have a material adverse effect on the Company's operating results and financial condition. Any or all products within the YES! Gear and Power Penz categories, which categories account for a majority of the Company's overall product sales, will experience relatively short life cycles.

     Litigation. The Company and certain of its current and former executive officers are defendants in certain shareholder lawsuits that have been filed in federal and California state court. These lawsuits seek compensatory and punitive damages, interest, attorneys' fees and other costs, as well as equitable relief to preserve defendants' assets. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. Nevertheless, the Company believes that it will incur substantial time and expense to defend these lawsuits, and an adverse result in any of the lawsuits may have a material adverse effect on the Company's operating results and financial condition.

     International Business Risk. The Company principally relies on foreign distributors to market and sell the Company's products outside the United States. Although the Company's international sales personnel work closely with its foreign distributors, the Company cannot directly control such entities' sales and marketing activities and, accordingly, cannot directly manage the Company's product sales in foreign markets. The percentage of total sales constituting foreign sales for 1994, 1995, 1996 and for the six months ended June 30, 1997 are 29%, 7%, 21% and 36%, respectively. In addition, the Company's international sales may be disrupted by currency fluctuations or other events beyond the Company's control, including political or regulatory changes. To date, substantially all of the Company's international sales have been denominated in U.S. dollars and therefore the Company has not to date experienced any adverse impact from currency fluctuations. To the extent future sales are not denominated in U.S. dollars, currency exchange fluctuations in the countries where the Company does business could materially adversely affect the Company's business, financial condition and results of operations.

     Competition. The toy industry is highly competitive. Among the Company's competitors are toy companies, divisions of large diversified companies, and producers of consumer electronics products, many of which have greater assets and resources than those of the Company, as well as smaller domestic and foreign toy and entertainment products manufacturers, importers and marketers. The Company's principal competitors include Mattel, Inc., Hasbro, Inc., and, particularly in the Yak Bak and Power Penz categories, Tiger Electronics, Inc. These competitors may impede the Company's ability to maintain market share and pricing goals in its existing categories, and may prevent the Company from successfully launching new products in categories served by these competitors.

     Dependence on Manufacturing Facilities Based in People's Republic of China. The Company contracts for the manufacture of substantially all of its products with entities based in Hong Kong whose manufacturing facilities are located in the People's Republic of China. In June 1997, Hong Kong became a sovereign territory of the People's Republic of China. While the People's Republic of China has provided assurances that Hong Kong will be allowed to maintain critical economic and tax policies, and while the transition to date has not adversely impacted the Company's business, there can be no assurance that political or social tensions will not develop in Hong Kong that would disrupt this process. In addition, recent tensions between the Peoples Republic of China and the Republic of China (Taiwan), and the United States' involvement therein, and recent debate regarding the extension of the Peoples Republic of China most favored nation trading status, could result either in a disruption in manufacturing in the China mainland or in the imposition of tariffs or duties on Chinese manufactured goods. Either event would have an adverse impact on the Company's ability to obtain its products or on the cost of these products, respectively, such that its operating results and financial condition would be materially adversely affected.

     Dependence on Restrictive Facility. The Company is dependent on the ARM Agreement with BNY Financial Corporation to meet its financial needs during 1997, due in large part to the seasonality of the Company's business whereby the Company is required to finance the manufacture of a substantial portion of its products in the summer and autumn but does not collect on the sale of these products until the fourth quarter of that year and the first quarter of the following year. Under the terms of the ARM Agreement, BNY Financial Corporation has taken a first priority security interest in substantially all of the Company's assets, including its intellectual property. The ARM Agreement also contains a number of restrictive covenants and events of default, including a provision specifying that it shall be an event of default if either
Donald Kingsborough or Sol Kershner, the Company's Chief Executive Officer and Chief Financial Officer, respectively, is not active in the management of the Company and is not replaced within ninety (90) days with a suitable individual of comparable experience and capability. The Company is required to remain in compliance with certain financial and other covenants under the ARM Agreement with BNY. The Company was not in compliance with a financial covenant under the ARM Agreement at March 31 and June 30, 1997, but previously had obtained a waiver from BNY with regard to that covenant violation. In the event the Company falls out of compliance with the ARM Agreement, and BNY Financial Corporation does not provide financing, the Company would not be able to finance its operations as contemplated, and its operating results and financial condition would be materially adversely affected.

     Dilution from Convertible Securities; Obligation to Redeem in Cash. Under the terms of a preferred stock and convertible debenture financing completed in the first quarter of 1997 and restructured in the second quarter of 1997, certain investors have the right to convert the securities held by them in the face amount of approximately $11.7 million, plus dividends and interest accrued, into Company common stock at a discount to the prevailing market price. The conversion price at which such securities may be converted into common stock is at a discount of 11.25% beginning in November 1997 increasing to 18.75% in April 1998 of a weighted average value of the Company's common stock, depending principally on the date on which such securities are converted. Because the company is not permitted by Nasdaq rules to issue in the aggregate more than 20% of its outstanding common stock as the result of the conversion of the convertible preferred stock and convertible debentures and the exercise of the warrants without first obtaining stockholder approval, the Company would be required to redeem any portion of the securities issued in excess of 20% of its outstanding common stock in cash.

     Dependence on Key Personnel. The Company's future success will depend to a significant extent on the efforts of the key management personnel, including Donald D. Kingsborough, the Company's Chairman and Chief Executive Officer, and other key employees. The loss of one or more of these employees could have a material adverse effect on the Company's business. In addition, the Company believes that its future success will depend in large part on its ability to attract and retain highly qualified management, operations and sales personnel. There can be no assurance the the Company will be able to attract and retain the employees it needs to in order to ensure its success.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. The Company intends to reinvest earnings, if any, in the development and expansion of the Company's business. Any future declaration of cash dividends will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. In addition, the Loan and Security Agreement entered into with BNY Financial Corporation limits the Company's ability to pay dividends without the lender's consent.


                             SELLING STOCKHOLDERS

     The shares of Common Stock offered hereby by the Selling Stockholders are issuable upon conversion of convertible subordinated debentures in the aggregate principal amount of $1,956,021.39 (the "Debentures") and 390,846 shares of the Company's Series B Convertible Preferred Stock (the "Preferred Stock") held by Infinity Investors Limited, Fairway Capital Limited, Linda Cappello, Gerard Cappello and Lawrence Fleishman (the "Purchasers") and upon the exercise of warrants to purchase an aggregate of 300,000 shares of Common Stock (the "Warrants"). Warrants to purchase 202,500, 22,500 and 75,000 shares of Common Stock are held respectively by Infinity Investors Limited, Fairway Capital Limited and OTA Limited Partnership ("OTA" and together with the Purchasers, the "Selling Stockholders"). The Debentures and the Preferred Stock were issued to the Selling Stockholders in July 1997 in connection with the restructuring of a private placement which took place in March 1997. The Warrants were issued to the Selling Stockholders in connection with the March 1997 private placement.

     The number of shares registered on the registration statement of which this Prospectus is a part and the number of shares offered hereby have been determined by agreement between the Company and the Purchasers. The number of shares of Common Stock that will ultimately be issued to the Purchasers upon conversion of the Debentures and the Preferred Stock is dependent upon a conversion formula which relies in part on the lowest reported sales price of the Common Stock for a period ranging from 14 to 30 trading days immediately preceding the date of conversion and therefore cannot be determined at this time.

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock by the Selling Stockholders as of July 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby by the Selling Stockholders.


                                                                          SHARES
                                                                       OWNED AFTER
                                SHARES BENEFICIALLY    NUMBER OF      OFFERING(1)(2)
                                  OWNED PRIOR TO      SHARES BEING   ----------------
     SELLING STOCKHOLDER             OFFERING           OFFERED      NUMBER   PERCENT
---------------------------     -------------------   ------------   ------   -------
Infinity Investors Limited           7,068,353/(3)/      7,068,353      0       *
Fairway Capital Limited                784,071/(3)/        784,071      0       *
Linda Cappello                          85,813/(3)/         85,813      0       *
Gerard Cappello                         57,208/(3)/         57,208      0       *
Lawrence Fleishman                      47,667/(3)/         47,667      0       *
OTA Limited Partnership                 75,000              75,000      0       *

---------------
* Less than 1%.

(1)  Based on 14,287,786 shares of Common Stock outstanding on July 31, 1997.
(2) Assumes the sale of all shares offered hereby to unaffiliated third parties.
(3) Calculated as two times the number of shares of Common Stock issuable upon the hypothetical conversion of the full principal amount of and interest on the Debentures, the total outstanding number of shares of Preferred Stock and exercise in full of the Warrant at the closing common stock price on April 30, 1997 without giving effect to any discount to such price. By agreement with the Company, the Purchasers may not acquire beneficial ownership (as defined in Rule 13d-3 promulgated by the Commission under the Exchange Act) of more than 4.9% of the outstanding shares of Common Stock.

                             PLAN OF DISTRIBUTION

     Up to 8,118,112 shares of Common Stock of the Company which may be offered hereby (the "Shares") may be sold by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, either pursuant to a Registration Statement of which this Prospectus forms a part or, if available, under Section 4(1) of the Securities Act of 1933, as amended (the "Securities Act") or Rule 144 promulgated thereunder.

     The Selling Stockholders, directly, through agents designated from time to time or through broker-dealers or underwriters also to be designated (who may purchase as principals and resell for their own account), may sell the Shares from time to time, in or through privately negotiated transactions, or in one or more transactions, including but not limited to a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, an exchange distribution in accordance with the rules of such exchange, and a combination of any such methods of sale, on the Nasdaq National Market, one or more other exchanges, in the over the counter market or on any other market or stock exchange on which the Shares may be listed in the future pursuant to and in accordance with the applicable rules of such market or exchange or otherwise. The selling price of the Shares may be at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. From time to time, beginning at such time as, and so long as, the Selling Shareholders do not hold Debentures or Preferred Stock (both defined in "Selling Stockholders"), the Selling Stockholders may engage in short sales, including short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Stockholders are restricted as to the number of shares which may be converted and/or sold at any one time, however, it is possible that a significant number of shares could be sold at the same time, which may have a depressive effect on the market price of the Common Stock.

     The Selling Stockholders may also pledge shares as collateral for margin accounts, and such shares could be resold pursuant to the terms of such accounts.

     Resales or reoffers of the Shares by the Selling Stockholders must be accompanied by a copy of this Prospectus.

     The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them, and any discounts, commissions or concessions received by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company has agreed to use its best efforts to maintain the effectiveness of the registration of the Shares for a period of three (3) years after the effective date of this Prospectus or such earlier date when all of the shares being offered hereunder have been sold or may be sold without volume or other restrictions pursuant to Rule 144 or Rule 144A under the Securities Act, as determined by counsel to the Company pursuant to a written opinion letter.

                                 LEGAL MATTERS

     Certain matters with respect to the legality of the issuance of the Securities offered hereby have been passed upon for the Company by Cooley Godward llp, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155.

                                    EXPERTS

     The consolidated financial statements of YES! Entertainment Corporation appearing in the YES! Entertainment Corporation Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1993, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock being offered, reference is hereby made to such Registration Statement and the exhibits and schedules thereto, which may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal office referred to above and at the Commission's regional offices at 13th Floor, Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60601-2511. The Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol YESS. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

          The Company intends to furnish to its stockholders annual reports containing financial statements audited and reported on by its independent public accounting firm and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                                      10